InterXion Holding N.V.
Tupolevlaan 24
1119 NX Schiphol-Rijk
The Netherlands
+31 20 880 7600
www.interxion.com

August 2, 2012

VIA EDGAR TRANSMISSION

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	InterXion Holding N.V.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-35053

Dear Ms. Collins:

We are in receipt of the Staff’s letter, dated July 20, 2012, with respect to the above-referenced Annual Report on Form 20-F. The Staff’s comments are set forth below in bold, followed by our response to each comment.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Please explain why you did not file a consent from your independent registered public accounting firm given that you filed a registration statement on Form S-8 on June 23, 2011.

Response: The auditor’s consent was inadvertently omitted from the Company’s Form 20-F filing. On even date herewith, we filed a post-effective amendment to our registration statement, which was filed on June 23, 2011 on Form S-8 (File No. 333-175099), to include Exhibit 23.1, Consent of KPMG Accountants N.V., with respect to our financial statements for the year ended December 31, 2011.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 50

2.	Please tell us your consideration for disclosing the redemption features of your 9.50% Senior Secured Notes due 2017, as this information would help reflect the maturity profile of these Notes. Please refer to Item 5.B of Form 20-F.

Response: The Company will revise its disclosure in future filings to include information regarding the provisions for redemption of the Notes. Such disclosure will include the following:

“Optional Redemption

Optional Redemption prior to February 12, 2013 upon Equity Offering

At any time prior to February 12, 2013, upon not less than 30 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price of 109.5% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more Equity Offerings other than an Initial Public Offering within 6 months of the Issue Date. We may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Notes that were initially issued would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such Equity Offering.

Optional Redemption prior to February 12, 2014

At any time prior to February 12, 2014, upon not less than 30 nor more than 60 days’ notice, we may also redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after February 12, 2014

At any time on or after February 12, 2014 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, we may redeem all or part of the Notes. These redemptions will be in amounts of €50,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on February 12 of the years set forth below.

Year	Redemption Price
2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

Redemption Upon Changes in Withholding Taxes

We may, at our option, redeem the Notes, in whole but not in part, at any time upon giving not less than 30 nor more than 60 days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date and all Additional Amounts, if any, then due and which will become due on the date of redemption as a result of the redemption or otherwise, if we determine in good faith that we or any Guarantor is or, on the next date on which any amount would be payable in respect of the Notes, would be obliged to pay Additional Amounts which are more than a de minimis amount in respect of the Notes pursuant to the terms and conditions thereof, which we or any Guarantor cannot avoid by the use of reasonable measures available to it (including making payment through a paying agent located in another jurisdiction) as a result of:

(a)	any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the date of the Indenture or, if the Relevant Taxing Jurisdiction has changed since the date of the Indenture, on or after the date on which the then current Relevant Taxing Jurisdiction became the Relevant Taxing Jurisdiction under the Indenture (or, in the case of a successor person, on or after the date of assumption by the successor person of our obligations under the Indenture); or

(b)	any change in the official application, administration, or interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction (including a holding, judgment or order by a court of competent jurisdiction) on or after the date of the Indenture or, if the Relevant Taxing Jurisdiction has changed since the date of the Indenture, on or after the date on which the then current Relevant Taxing Jurisdiction became the Relevant Taxing Jurisdiction under the Indenture (or, in the case of a successor person, on or after the date of assumption by the successor person of our obligations under the Indenture) (each of the foregoing clauses (a) and (b), a “Change in Tax Law”).

The Notes also contain standard change of control provisions which require the Company to make an offer to each holder of Notes to purchase such holder’s Notes in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, upon the occurrence of a change of control (as defined in the indenture for the Notes).”

The Company will also include the relevant definitions for defined terms included in the disclosure above.

EBITDA and Adjusted EBITDA, page 51

3.	In future filings, please revise to provide a description of the covenants and the amounts or limits required to maintain compliance with the covenants for your revolving credit facility and 9.50% Senior Secured Notes due 2017. Please refer to Question 102.09 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on January 15, 2010 located at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Revolving Facility Agreement and the Indenture for the Notes contain a standard set of covenants found in most credit agreements and indentures for a company of similar size and stature. The Revolving Facility Agreement was recently amended to include the same negative covenants as contained in the Indenture. In addition, the Revolving Facility Agreement has two maintenance covenants, an interest coverage covenant and a leverage covenant, which it believes are the only material covenants in that agreement. In future filings, the Company will expand its disclosure with respect to the Notes and the Revolving Facility Agreement to expand its discussion of the covenants and to include a statement regarding compliance with its covenants and the impact on liquidity, if any, of future compliance. The Company believes that such disclosure will be consistent with Question 102.09 and that a presentation of the amounts or limits required to maintain compliance would not be meaningful to an investor — the relevant information is the Company’s compliance with the covenants. See the Company’s expanded discussion below.

“The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into transactions other than on an arm’s length basis;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Revolving Facility Agreement;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	change the nature of their business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The Revolving Facility Agreement contains two financial maintenance covenants, an interest coverage covenant and a leverage covenant. The interest coverage covenant requires the Company to maintain a minimum ratio of Adjusted EBITDA (as defined in the Revolving Facility Agreement) to finance charges. The leverage covenant requires the Company not to exceed a ratio of consolidated total debt to pro forma EBITDA (as defined in the Revolving Facility Agreement). In addition, the Company must ensure that the guarantors represent a certain percentage of Adjusted EBITDA of the Company as a whole and a certain percentage of the consolidated net assets of the Company as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage or interest coverage ratios could result in a default under the Revolving Facility Agreement. As of December 31, 20XX, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants.”

In addition to adding the information regarding the redemption features of the Notes as discussed in our response to Comment 2, we will add the following disclosure with respect to the negative covenants contained in the Indenture:

“The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of December 31, 20XX, the Company was in compliance with all covenants in the Indenture.”

4.	You state on page 44 that adjusted EBITDA is defined as EBITDA adjusted to exclude share-based payments and “exceptional and non-recurring” items. We further note your reference to “exceptional expenses” and “exceptional income” in your reconciliations on pages 45 and 52. Tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K when referring to these adjustments as exceptional and non-recurring. In this regard, to the extent it is reasonably likely you may incur similar charges in the next two years, referring to such charges as non-recurring, infrequent or unusual may not be appropriate. Please tell us how your current disclosure complies with this guidance or tell us how you intend to revise your disclosures in future filings.

Response: The Company understands that Regulation S-K, Item 10(e)(1)(ii)(B) prohibits registrants from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the past two years. In the footnote on page 44, the reference to “exceptional and non-recurring items” was intended to be a general reference to items that could be either “exceptional,” “non-recurring,” or both. In the reconciliation tables, the reconciliation of Adjusted EBITDA on pages 45 and 52 of Form 20-F reflects the exclusion of the following items under “Exceptional Expense” which the Company considered “exceptional” but not necessarily “non-recurring”: (i) adjustments in provisions for certain onerous lease contracts in which the company has not utilized the lease space under those contracts; (ii) IPO transaction costs relating to the portion of legal and advisory fees associated with the portion of IPO costs allocated to the selling shareholders in the initial public offering and (iii) transaction costs relating to a previously contemplated transaction, which was not completed. In addition, the reconciliation of Adjusted EBITDA on pages 45 and 52 of Form 20-F reflects the exclusion of income received from subletting certain portions of the leased space under the onerous lease contracts, which the Company also considered “exceptional” but not necessarily non-recurring and net insurance compensation benefit from an insurance claim. The aforementioned adjustments were made in accordance with the concept of adjusted EBITDA in both our Revolving Facility Agreement and our Indenture. In addition, these adjustments relate to specific charges and/or gains that fall outside the Company’s core business operations which the Company believes makes them exceptional.

In order to make our disclosure more clear with regard to these charges/gains, in future filings the Company will (i) delete the reference to “exceptional and non-recurring” in the footnote and replace it with a more specific description of the charges/gains, (ii) eliminate the headings “Exceptional expenses” and “Exceptional income” and (iii) be more precise in describing these adjustments and will not refer to these adjustments as exceptional or non-recurring unless it is appropriate. For example, the current disclosure would have been revised as follows:

“The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Year ended December 31,	Year ended December 31,
	2011	2011	2010	2009
	(U.S. $’000)	(€’000)
Other financial data
Operating Profit	75,364	58,093	46,686	31,985
Depreciation, amortization and impairments	46,122	35,552	31,108	21,960

EBITDA(a)	121,486	93,645	77,794	53,945
Share-based payments	3,549	2,736	1,684	950
Increase/(decrease) in provision for onerous lease contracts	23	18	150	3,753
IPO transaction costs(b)	2,238	1,725	—	—
Abandoned transaction costs(c)	—	—	—	4,841
Income from sub-leases on unused data center sites	(632)	(487)	(425)	(471)
Net insurance compensation benefit	—	—	—	(275)

Adjusted EBITDA(a)	126,664	97,637	79,203	62,743

Note:

(a)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.
(b)	“IPO transaction costs” represents expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.
(c)	“Abandoned transaction costs” represents expenses associated with the write-off of capitalized costs, associated with an abandoned transaction.

The Company believes that these adjustments are consistent with the requirements of Item 10(e) of Regulation S-X, and are informative to the reader and that, with the disclosure revised as described above, will better reflect the guidance in Question 102.03 of the Division of Corporate Finance’s Compliance and Disclosure Interpretations.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 89

5.	We note that your CEO and CFO concluded that your disclosure controls and procedures were adequate and effective and designed to ensure that “material information relating to the Company is accumulated and communicated to [y]our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.” Please clarify, if true, and in future filings revise to indicate whether your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We refer you to Exchange Act Rule 13a-15(e).

Response: The Company confirms that its disclosure controls and procedures language found in its Form 20-F for the year ended December 31, 2011 was intended to convey that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

In future Exchange Act filings, to the extent accurate in light of the facts and circumstances at such time, disclosure will be revised with respect to Item 15 – Controls and Procedures, such that the disclosure will read as follows (marked to reflect proposed revisions to the disclosure found in the Company’s Form 20-F for the year ended December 31, 2011):

“Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of December 31, 20XX. Based upon the evaluation, the CEO and CFO, concluded that as of December 31, 20XX, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company is accumulated and communicated to our management, including the CEO and CFO, as appropriate to ~~allow timely decisions regarding required disclosure~~ ensure that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”

Item 18. Financial Statements

Note 1. The Company, page F-8

6.	We note that the financial statements were approved by the Board of Directors on April 27, 2012. Please clarify whether this is the same date that the financial statements were authorized for issue or tell us on which date they were authorized for issue. If true, in future filings, please revise your disclosures to use terminology consistent with the guidance in paragraphs 17 and 18 of IAS 10.

Response: By approving the financial statements on April 27, 2012, the Board of Directors authorized the financial statements for issue. In future filings, we will use consistent terminology with the guidance provided in paragraphs 17 and 18 of IAS10.

We propose using the following sentence in future filings:

“The financial statements were approved and authorized for issue by the Board of Directors on XXXXX, 20XX.”

Note 2. Basis of Preparation, page F-8

7.	You disclose that your consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the European Union, and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code, as far as applicable. Please confirm whether or not there are material differences between the later two sources and IFRS as issued by IASB. Please also clarify the nature of any additional disclosure or recognition and measurement requirements of the later two sources. In this regard, to the extent there are material differences, pursuant to Item 17(c) of Form 20-F, you must provide the U.S. GAAP reconciliation information described in paragraphs (c)(1) and (c)(2).

Response: The accounting policies applied by the Company in its financial statements for the fiscal year ended December 31, 2011 comply with IFRS as issued by the IASB as well as with IFRS as adopted by the European Union. There were no differences identified that would have impacted the Company’s financial statements for the fiscal year ended December 31, 2011. The financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code allow IFRS as adopted by the European Union to be applied in the consolidated financial statements of a Dutch entity. This application resulted in additional disclosures only in the company (statutory) financial statements of the Company, in which the same measurement principles are applied as in the consolidated financial statements. Therefore, the application of the financial reporting requirements as included in Part 9 of Book 2 of the Netherlands Civil Code did not lead to any differences in recognition, measurement or disclosure in the consolidated financial statement as compared to IFRS as issued by the IASB.

The reference to IFRS as adopted by the European Union and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code is included for purposes of Dutch statutory reporting.

For future filings, we will refer to IFRS as issued by the IASB only.

*    *    *    *    *    *

InterXion Holding N.V. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +31 20 880 7611 or Tracy Edmonson at +44 20 7710 5810 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Josh Joshi
M.V. “Josh” Joshi
Chief Financial Officer